Exhibit 99.1

IM TOPCO, LLC

(A Limited Liability Company)

 Financial Statements as of December 31, 2022 and for the Period from May 11, 2022 (inception) through December 31, 2022 and Independent Auditor’s Report

IM TOPCO, LLC

(A Limited Liability Company)

Index

Page(s)

Independent Auditor’s Report	1-2

Balance Sheet as of December 31, 2022	3

Statement of Income for the Period May 11, 2022 (inception) through December 31, 2022	4

Statement of Members’ Equity for the Period May 11, 2022 (inception) through December 31, 2022	5

Statement of Cash Flows for the Period May 11, 2022 (inception) through December 31, 2022	6

Notes to Financial Statements	7-12

INDEPENDENT AUDITOR’S REPORT

To the Members and Managers
of IM Topco, LLC

Opinion

We have audited the accompanying financial statements of IM Topco, LLC (a Delaware corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of income, member’s equity, and cash flows for the period from May 11, 2022 (inception) to December 31, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IM Topco, LLC as of December 31, 2022, and the results of its operations and its cash flows for the initial period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of IM Topco, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about IM Topco, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of IM Topco, LLC’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about IM Topco, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Adeptus Partners, LLC

Ocean, NJ

March 29, 2023

IM TOPCO, LLC
(A Limited Liability Company)
Balance Sheet as of December 31, 2022 ($ thousands)

December 31, 2022
ASSETS	
Current assets:	
Cash	$ 1,695
Accounts receivable	2,210
Prepaid expenses and other current assets	72
Total current assets	3,977
Intangibles, net	61,998
Total assets	$ 65,975
LIABILITIES AND MEMBERS’ EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 252
Deferred license revenue	56
Total liabilities	308
Members' equity	65,667
Total liabilities and members’ equity	$ 65,975

See accompanying notes to financial statements.

IM TOPCO, LLC
(A Limited Liability Company)
Statement of Income
For the Period May 11, 2022 (inception) through December 31, 2022
($ thousands)

See accompanying notes to financial statements.

IM TOPCO, LLC
(A Limited Liability Company)
Statement of Members’ Equity
For the Period May 11, 2022 (inception) through December 31, 2022 ($ thousands)

Contributed Capital	Retained Earnings	Total Members' Equity
Balance, May 31, 2022 (inception)	$ -	$ -	$ -
Member contributions	68,000	-	68,000
Member distributions	(2,667)	-	(2,667)
Equity grants	18	-	18
Net income	-	316	316
Balance, December 31, 2022	$ 65,351	$ 316	$ 65,667

See accompanying notes to financial statements.

IM TOPCO, LLC
(A Limited Liability Company)
Statement of Cash Flows
For the Period May 11, 2022 (inception) through December 31, 2022 ($ thousands)

See accompanying notes to financial statements.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2022

Note 1 – Organization and Nature of Operations

IM Topco, LLC (the “Company”) engages in the design, licensing, and marketing of the Isaac Mizrahi family of brands (the “Isaac Mizrahi Brands”) with a focus on a variety of product categories featuring the Isaac Mizrahi Brands. The Company operates in a “working capital light” business model, licensing the Isaac Mizrahi Brand to generate royalties and other revenues through licensing and other agreements with sourcing and design companies, wholesale manufacturers, and retailers, including direct response television retailers. IM Topco, LLC, a Delaware limited liability company, was formed on May 11, 2022 and acquired the Isaac Mizrahi trademarks and other intellectual property rights relating thereto through the Membership Interest Purchase Agreement (“MIPA”) dated May 27, 2022 on May 31, 2022.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results could differ significantly from estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits and investments with an original maturity of three months or less at the time of initial deposit. The objectives of the Company's cash management policy are to safeguard and preserve funds, to maintain liquidity sufficient to meet the Company's cash flow requirements, and to attain a market rate of return. The Company places its cash and cash equivalents in institutions and funds of high credit quality.

Accounts Receivable

Accounts receivable are recorded net of allowances for doubtful accounts, based on the Company’s ongoing discussions with its licensees and other customers and its evaluation of their creditworthiness, payment history, and account aging. Accounts receivable balances deemed to be uncollectible are charged to the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts was zero for December 31, 2022.

Intangible Assets

Intangible assets represent trademarks and license agreements relating to the Isaac Mizrahi brand. The trademarks, which have been determined to be indefinite-lived intangible assets are not amortized, but instead are subject to impairment evaluation. The license agreements, which have been determined to have a finite life, are evaluated for the possibility of impairment when certain indicators are present and are otherwise amortized on a straight-line basis over their estimated useful life. Testing for impairment occurs annually on October 1. The Company accounts for intangible assets and goodwill as required by FASB ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”). No impairment charges were recorded during the period from May 11 (inception) through December 31, 2022. The Company capitalizes costs for its

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2022

successful defense of proprietary trademarks.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. ASC 606 requires a five-step approach to determine the appropriate method of revenue recognition for each contractual arrangement:

Step 1: Identify the Contract(s) with a Customer

Step 2: Identify the Performance Obligation(s) in the Contract

Step 3: Determine the Transaction Price

Step 4: Allocate the Transaction Price to the Performance Obligation(s) in the Contract

Step 5: Recognize Revenue when (or as) the Entity Satisfies a Performance Obligation

The Company has entered into various license agreements for its owned trademarks.  Under ASC 606, the Company’s agreements are generally considered symbolic licenses, which contain the characteristics of a right-to-access license since the customer is simultaneously receiving the intellectual property (“IP”) and benefiting from it throughout the license period.  The Company assesses each license agreement at inception and determines the performance obligation(s) and appropriate revenue recognition method. As part of this process, the Company applies judgments based on historical trends when estimating future revenues and the period over which to recognize revenue.

The Company generally recognizes revenue for license agreements under the following methods:

1.

Licenses with guaranteed minimum royalties (“GMRs”):  Generally, GMR payments comprising the transaction price are recognized on a straight-line basis over the term of the contract, as defined in each license agreement.

2.

Licenses with both GMRs (fixed revenue) and earned royalties (variable revenue):  Earned royalties in excess of GMRs are only recognized when the Company is reasonably certain that the guaranteed minimum payments for the period, as defined in each license agreement, will be exceeded. Additionally, the Company has categorized certain contracts as variable when there is a history and future expectation of exceeding GMRs.  The Company recognizes income for these contracts during the period corresponding to the licensee’s sales.

3.	Licenses that are sales-based only or earned royalties: Earned royalties (variable revenue) are recognized as income during the period corresponding to the licensee’s sales.

Payments received as consideration for the grant of a license or advanced royalty payments are recorded as deferred revenue at the time payment is received and recognized into revenue under the methods described above.

Contract assets represent unbilled receivables and are presented within accounts receivable, net in the balance sheet. Contract liabilities represent unearned revenues and are presented within the current portion of deferred revenue in the balance sheet.

Advertising Costs

All costs associated with production for the Company’s advertising, marketing, and promotion are expensed during the periods when the activities take place. All other advertising costs, such as print and online media, are expensed when the advertisement occurs. The Company incurred approximately $62,000 in advertising and marketing costs for the period ended December 31, 2022.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2022

Income Taxes

The Company is not a taxable entity for federal income tax purposes, and as such, does not directly pay federal income tax. The Company’s taxable income or loss, which may vary substantially from the net income or loss reported in the Statement of Operations, is included in the federal income tax returns of each member.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis and if considered necessary establishes liabilities for uncertain tax positions that may be challenged by tax authorities. Management evaluated the Company’s tax positions and concluded that the Company had no uncertain tax positions as of December 31, 2022.

Fair Value

ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value and establishes a framework for measuring fair value under U.S. GAAP. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of the Company’s assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

Fair Value of Financial Instruments

For the Company’s financial instruments, including cash, accounts receivable, and accounts payable, the carrying amounts approximate fair value due to the short-term maturities of these instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

●	The Company limits its credit risk with respect to cash by maintaining cash balances with high quality financial institutions. At times, the Company’s cash balances may exceed federally insured limits of $250,000.
●	Concentrations of credit risk with respect to accounts receivable are minimal due to the collection history and the outstanding amounts are immaterial compared with total current assets and revenue amounts. Generally, the Company does not require collateral or other security to support accounts receivable.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which was subsequently amended in November 2018 through ASU No. 2018-19. This ASU will require entities to estimate lifetime expected credit losses for financial instruments, including trade and other receivables, which will result in earlier recognition of credit losses. In November 2019, the FASB issued ASU No. 2019-10, which, among other things, deferred the application of the new guidance on credit losses for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the new guidance to determine the impact the adoption of this guidance will have on the Company’s results of operations, cash flows, and financial condition.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2022

Note 3 - Purchase of the Isaac Mizrahi Intangible Assets

On May 31, 2022, the Company acquired the Isaac Mizrahi trademarks and other intellectual property rights from Xcel Brands, Inc. (“Xcel”) and IM Brands, LLC, a wholly owned subsidiary of Xcel, for a purchase price of $66.0 million through the MIPA dated May 27, 2022. Pursuant to the terms of the transaction, Xcel received $46.2 million in cash from IMWHP, LLC (“WHP”) and retained a 30% membership interest in the Company. WHP received a 70% membership interest in the Company.

The Company determined that the set of assets and activities acquired met the definition of a “business”; therefore, the transaction was accounted as a business combination. As a result, the assets and liabilities of IM Topco, LLC were recorded at fair market value as of the date of the transaction, May 31, 2022 in the balance sheet of the Company.

The total valuation of $66.0 million was allocated to trademarks and license agreements. Trademarks were determined to have an indefinite life and initial value of $29.4 million. License Agreements have been determined by management to have a useful life of five years and four months and initial value of $36.6 million. WHP contributed cash contributions of $1.4 million and Xcel contributed $0.6 million. We recorded $4.0 million of amortization expense related to the license agreements for the period from May 11, 2022 (inception) through December 31, 2022.

In connection with the Mizrahi Acquisition, the Company signed a long-term licensing agreement for the Isaac Mizrahi brand, which became effective upon closing. WHP also entered into a management services agreement to facilitate the day-to-day operation of IM Topco, LLC by WHP’s management. A cash distribution was made of $2.7 million to WHP from IM Topco, LLC in December 2022. Pursuant to the purchase agreement, the Company has an obligation to pay Xcel Brands, Inc. an earnout payment of $2.0 million (the “IM Earnout) in 2024 if, during the 2023 fiscal year, IM Topco generates royalty revenue and EBITDA over a specific threshold (the “Thresholds”).

Total revenue from the Isaac Mizrahi Brands included in the statement of operations for the year ended December 31, 2022, is $7.8 million.

Note 4 - Intangible Assets

Intangible assets, net consist of the following:

	Weighted
	Average	December 31, 2022
	Amortization	Gross Carrying	Accumulated	Net Carrying
($ in thousands)	Period	Amount	Amortization	Amount
Trademarks (indefinite-lived)	NA	$29,381	$-	$29,381
License Agreements (finite-lived)	5.33 years	36,623	4,006	32,617
Total		$66,004	$4,006	$61,998

Amortization expense for the finite-lived intangible assets for the period May 11, 2022 (inception) through December 31, 2022 was approximately $4.0 million.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2022

Estimated future amortization expense related to finite-lived intangible assets over the remaining useful lives is as follows:

($ in thousands)	Amortization
Year Ending December 31,	Expense
2023	$6,867
2024	6,867
2025	6,867
2026	6,866
2027	5,150
Thereafter	-
Total	$32,617

Note 5 - Concentration

The Company has a direct-to-retail license agreement with QVC, Inc (“QVC”), pursuant to which the Company designs, and QVC sources and sells, various products under the Isaac Mizrahi brand (the “QVC Agreement”). QVC owns the rights to all designs produced under the aforementioned agreement and the QVC Agreement includes the sale of products across various categories through QVC’s television media (including QVC and HSN) and related internet sites. Pursuant to the agreement, the Company granted to QVC and its affiliates the exclusive, worldwide right to promote the Company’s branded products, and the right to use and publish the related trademarks, service marks, copyrights, designs, logos, and other intellectual property rights owned, used, licensed, and/or developed by the Company.

Net licensing revenue from QVC represented a substantial portion of the Company's revenue recorded from the period May 11, 2022 (inception) through December 31, 2022. As of December 31, 2022, the Company had receivables from QVC that represented approximately 90% of the Company’s accounts receivable.

Note 6 - Capital

The Company is owned by two members: WHP and Xcel. The Company has 1,000 Units authorized, issued, and outstanding; 700 Units are held by WHP and 300 Units are held by Xcel. In accordance with the terms of the governing Limited Liability Company Agreement, each Member shall vote in proportion to its percentage interest of Units held.

Capital Contributions

On May 31, 2022, WHP and Xcel made capital contributions to the Company of $47.6 million and $20.4 million, respectively. WHP’s capital contribution consisted of $1.4 million in cash and $46.2 million in intellectual property.  Xcel’s capital contribution consisted of $0.6 million in cash and $19.8 million in intellectual property.

Distributions

During the period May 11, 2022 (inception) through December 31, 2022, the Company made cash distributions to WHP in the amount of $2.7 million. There were no distributions made to Xcel.

IM Topco, LLC

(A Limited Liability Company)

Notes to Financial Statements

December 31, 2022

Note 7 - Commitments and Contingencies

Legal Proceedings

From time to time, the Company is involved in legal matters arising in the ordinary course of business. While the Company believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is, or could be, involved in litigation will not have a material adverse effect on its business, financial condition, results of operations, or cash flows. Contingent liabilities arising from potential litigation are assessed by management based on the individual analysis of these proceedings and on the opinion of the Company’s lawyers and legal consultants. There have been no provisions recorded for the period ended December 31, 2022.

Loss Contingencies

The Company recognizes contingent losses that are both probable and estimable. In this context, probable means circumstances under which events are likely to occur. The Company records legal costs pertaining to contingencies as incurred. There were no contingent losses recognized as of December 31, 2022.

Note 8 - Related Party Transactions

WHP

On May 31, 2022, the Company entered into a services agreement with WHP pursuant to which WHP provides certain services to the Company. During the period May 11, 2022 (inception) through December 31, 2022, the Company paid WHP a fee of $0.4 million for such services.

Xcel

On May 31, 2022, the Company entered into a services agreement with Xcel pursuant to which Xcel provides certain services to the Company. During the period May 11, 2022 (inception) through December 31, 2022, the Company paid Xcel a fee of $0.2 million for such services.

On May 31, 2022, the Company entered into a license agreement with XL CT MFG, LLC (“XL CT”),  a wholly-owned subsidiary of Xcel, pursuant to which the Company granted XL CT a license to use certain Isaac Mizrahi trademarks on and in connection with the design, manufacture, distribution, sale, and promotion of women’s sportswear products in the United States and Canada during the term of the agreement, in exchange for the payment of royalties in connection therewith. The initial term of this agreement ends December 31, 2026, and provides for guaranteed royalties of $0.4 million per year from XL CT. The agreement was terminated in December and replaced by an agreement with Jump Design Group, Inc (“Jump”). Xcel is responsible for any differential payments made between Jump and the guaranteed royalties of the Xcel license agreement.  During the period May 11, 2022 (inception) through December 31, 2022, Xcel paid the Company royalties of approximately $0.2 million.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through March 29, 2023, which is the date the financial statements were available to be issued and has concluded that other than the event disclosed above, no such events or transactions took place with would require disclosure herein.